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Anthony Q. Cor...

Founder & CEO, Rock My Reunion · Eliminating organizer...

Redwood City, California

Rock My Reunion, Inc.

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Anthony Q. Cordova · You

Founder & CEO, Rock My Reunion · Eliminating organizer financial risk from...

1h • Edited •

Today I'm announcing Rock My Reunion — and our $500K seed raise on WeFunder.

Here's what we're building:

The first reunion platform where the organizer's credit card is never used. Ever.

Ticket revenue held in escrow. Vendors paid at milestones. Zero financial risk for the person who raised their hand to make the reunion happen.

400,000 reunions happen every year in the US. Another 240,000 are attempted and abandoned — killed by financial risk, coordination chaos, and no sponsor revenue.

I know this because I was that organizer. I fronted $10,000 on my own credit card at my last reunion. With 30+ years of live event production — concerts with the Foo Fighters, Bruno Mars, Sting, and Katy Perry, festivals, and philanthropic campaigns — I had every skill to pull it off.

Except a platform that had my back financially.

So I built it.

Rock My Reunion includes:
★ Escrow-first ticketing
★ AI Planning Co-Pilot
★ Sponsor Marketplace
★ Spotify Integration (classmates vote, playlist builds itself)
★ Who's Coming Wall
★ Class Social Feed

$1.8B market. 640,000 events waiting to happen. One platform built to make them possible.